As filed with the Securities and Exchange Commission on August 12, 2013
Registration No. 333-169535

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 8
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
Cole Real Estate Income Strategy (Daily NAV), Inc.
(Exact Name of Registrant as Specified in its Governing Instruments)

2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

 D. Kirk McAllaster, Jr.
Cole Real Estate Income Strategy (Daily NAV), Inc.
Executive Vice President, Chief Financial Officer and Treasurer
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Ettore A. Santucci
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1000

 Approximate date of commencement of proposed sale to the public:     This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☑ Registration No. 333-169535

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer ☑	Smaller reporting company	☐
(Do not check if a smaller reporting company)
_______________________________________
Explanatory Note
This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (No. 333-169535) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II
Information Not Required in the Prospectus

Item 36.    Financial Statements and Exhibits

(b) Exhibits.
The following exhibit is filed as part of this registration statement:
Ex.    Description
23.6    Consent of CBRE, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on this 12th day of August, 2013.

Cole Real Estate Income Strategy (Daily NAV), Inc.

By:	/s/ D. KIRK MCALLASTER, JR.
Name:	D. Kirk McAllaster, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

	Name	Title	Date

	*	Chairman, Chief Executive Officer and President	August 12, 2013
	Christopher H. Cole	(Principal Executive Officer)

	/s/ D. KIRK MCALLASTER, JR.	Executive Vice President, Chief Financial Officer	August 12, 2013
	D. Kirk McAllaster, Jr.	and Treasurer (Principal Financial Officer)

	/s/ SIMON J. MISSELBROOK	Senior Vice President of Accounting	August 12, 2013
	Simon J. Misselbrook	(Principal Accounting Officer)

	*	Director	August 12, 2013
George N. Fugelsang

	*	Director	August 12, 2013
Richard J. Lehmann

	*	Director	August 12, 2013
Marc T. Nemer

	*	Director	August 12, 2013
Roger D. Snell

*By:	/s/ D. KIRK MCALLASTER, JR.
D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr., as attorney-in-fact
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below appoints and constitutes Christopher H. Cole and D. Kirk McAllaster, Jr., and each of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement (as well as any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, each acting alone may lawfully do or cause to be done by virtue hereof.

Name	Title	Date

/s/ T. PATRICK DUNCAN	Director	August 12, 2013
T. Patrick Duncan

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